Exhibit 99.9 Digital World Acquisition Corp. & Trump Media & Technology Group Corp. December 2023 Board Diligence Merger Analysis

Disclaimer This presentation (“Presentation”) has been prepared solely for use by the Board of Directors (“Board”) of Digital World Acquisition Corp. (“DWAC”) based on instructions given by DWAC to the preparer of this Presentation (“Preparer”) and in accordance with the terms of the engagement between DWAC and the Preparer, which terms contain material limiting conditions. This Presentation is intended to be read and used as a whole and not in parts and is as of the Presentation date (and is not updated to address any issues, events or information that have arisen since then). This Presentation and the information contained herein (the “Information”) may not be reproduced, distributed or referenced without the prior consent of the Preparer and DWAC. The limiting conditions, assumptions and disclaimers set forth herein are an integral part of Information in this Presentation, must be reviewed in conjunction herewith, and may not be modified or distributed separately. Limitations of Presentation The Information has been prepared and compiled to assist DWAC in evaluating certain issues related to its potential merger with or Trump Media & Technology Group Corp. aka T Media Tech LLC (“TMTG”) and does not purport to contain all necessary information that may be required to evaluate TMTG or any entity or transaction, regardless of how pertinent or material such information may be. In preparation of the Presentation, the Preparer relied upon (and did not independently investigate, verify or assess) information provided by or on behalf of DWAC and/or TMTG and the Preparer did not independently verify or investigate the underlying source data which provided a basis for the Information. Certain potentially material information regarding TMTG, its historical and project performance that was requested by the Preparer was not provided. Accordingly, the Preparer makes no representation or warranty as to the accuracy, reliability or completeness of the Information (or the underlying data) and the Preparer is not responsible to any party, in any way, for any analysis contained in this Presentation or for the future financial or operational performance of DWAC, TMTG or any affiliated company. The management of DWAC ( Management ) are responsible for any and all financial information prepared during the course of the engagement of the Preparer and otherwise set forth in this Presentation. Accordingly, as part of the engagement and this Presentation, the Preparer does not express any opinion or other form of assurance on the financial statements or financial components referenced or relied upon herein. In the event this Presentation contains or involves prospective financial or forward-looking information, this information was prepared or provided by or on behalf of DWAC and/or TMTG and our work did not constitute an examination, compilation or agreed-upon procedures in accordance with standards established by the American Institute of Certified Public Accountants, and the Preparer expresses no assurance of any kind on such information. Further, estimates included herein are based upon the limited financial information as provided by or on behalf of DWAC and/or TMTG, available public market information and various assumptions and are provided for informational purposes only. There will be differences between estimated and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. 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Proposed Merger

Merger proposed between Digital World Acquisition Corp. (“DWAC”) and Trump Media & Technology Group Corp. (“TMTG”)

Announced October 20, 2021

- Reverse merger structure
  - TMTG to merge with a DWAC subsidiary, with TMTG surviving
  - TMTG will operate as a subsidiary of DWAC
  - DWAC will change its name to Trump Media & Technology Group Corp. (“New Digital World”)

Total Consideration of approximately $1.5 billion*

- Initial consideration of $875 million TMTG stockholders in the form of New Digital World stock
- Potential earnout of $587.5 million depending on stock price performance post-merger
  - 3-year earnout period upon merger closing
  - Based on the dollar volume-weight price per share (“VWAP”)
    - If, for any 20 days out of any 30-day period, VWAP exceeds:
      - $12.50, then TMTG stockholders will receive 15.0 million earnout shares worth $187.5 million – achieved as of December 15, 2023*
      - $15.00, then TMTG stockholders will receive 15.0 million earnout shares worth $225.0 million – achieved as of December 15, 2023*
      - $17.50, then TMTG stockholders will receive 10.0 million earnout shares worth $175.0 million – not achieved as of December 15, 2023*

Initially scheduled to close in second half of 2022.

- DWAC has extended its initial business combination deadline until March 8, 2024

* Assumes stock price equal to earnout threshold. On August 9, 2023 upon the 2nd amendment to the merger agreement pursuant to which the parties agreed on the revised earnout threshold, the closing price of DWAC’s class A stock was $14.95, representing a total consideration of $1,062,500,000.

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The Market’s Reaction to the Proposed Merger Over Time 3 Stock price was $17.95 as of December 13, 2023.

TMTG Overview • Aspires to be a media and technology powerhouse to rival liberal media outlets and big tech • TMTG’s first product is Truth Social, a social media platform aiming to disrupt big tech’s control on free speech • Majority of revenue to date has come from advertising on Truth Social, as managed by Rumba USA, Inc. and The Affinity Media Exchange, Inc. • Royalty-free licensing agreement with President Donald J. Trump and DTTM Operations, LLC, an entity that licenses President Trump’s name and regulates his personal media assets. • President Trump may terminate the licensing agreement at any point prior to the merger. President Trump verbally affirmed that he would not terminate the license agreement prior to the merger • After the merger, the License Agreement will continue in perpetuity until terminated by TMTG. Governs the use of the TMTG name, certain domain names, and the ability to use the name and likeliness of President Trump • Six-hour Social Media Exclusivity • Present Trump agreed to generally channel all of his social media posts to the Truth Social platform six hours prior to posting on any other social media platform • President Trump has agreed not to compete with Truth Social or have an ownership interest in any business that competes with Truth Social • Pending $3.8 billion defamation lawsuit pending in federal court against the Washington Post • 37 full-time employees 4

TMTG Truth Social A public, real-time social media platform where any user can create content, follow other users, and engage with content without fear of censorship q Exclusively hosted on the Rumble Cloud 5

Truth Social Timeline of Key Events March 2022 April 2022 May 2022 May 2023 June 2022 • • • • • Beta iOS Web Groups Migrate to Testing Launch application feature Rumble launched released Cloud August 2022 Oct. 2022 Dec. 2022 May 2023 June 2023 • • • • • Advertisin Android Direct Group Global g Testing application messaging feature rollout Begins launch introduced introduced 6

TMTG

Looking forward

Growth

Using DWAC capital for growth

- Invest in marketing & advertising
- Accelerate user growth
- Drive user engagement
- Develop & adapt revenue models
- Launch additional product lines

Truth+

Streaming Video Platform

- Advertising, live streaming, TV commerce and/or subscription revenue possibilities
- Free ad-supported streaming television
- Potential for consistent and predictable revenue stream
- Household penetration and conversion rates could yield meaningful incremental revenue
- Possible addition of an end-to-end unified OVP platform, to provide a private infrastructure, app store, and advertising network
  - ✓ Removes the risk of politically driven cancellation
  - ✓ TMTG would own the source code
  - ✓ Potential for a branded 4k HDMI TV stick with remote and embedded Truth TV app store similar to Roku, Amazon Fire TV, or Chromecast Google TV sticks

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COMPARABLE COMPANY ANALYSIS

TMTG – Summary Balance Sheets 9

TMTG – Summary Income Statements 10

Guideline Public Companies Monthly Active Users Monthly Active Users (millions) Year 1 Year 2 Year 3 Year 4 Year 5 Meta 1 6 12 5 8 145 X (formerly Twitter) 54 117 185 218 271 Snap 74 110 158 187 186 Pinterest 135 185 231 300 416 In Aggregate 264 418 586 763 1,018 Monthly Active User Growth Year 1 Year 2 Year 3 Year 4 Year 5 Meta (Facebook) 500.0% 100.0% 383.3% 150.0% X (formerly Twitter) 116.7% 58.1% 17.8% 24.3% Snap 48.6% 43.6% 18.4% (0.5%) Pinterest 37.0% 24.9% 29.9% 38.7% In Aggregate 58.3% 40.2% 30.2% 33.4% Based on first year monthly active user data that was available to match TMTG’s launch timeline. 11

Guideline Public Companies Revenue Revenue (millions) Year 1 Year 2 Year 3 Year 4 Year 5 Meta $ 1,970 $ 3,710 $ 5,080 $ 7,870 $ 12,460 X (formerly Twitter) $ 28 $ 106 $ 317 $ 600 $ 1,400 Snap $ 400 $ 820 $ 1,180 $ 1,710 $ 2,500 Pinterest $ 290 $ 470 $ 750 $ 1,400 $ 1,600 In Aggregate $ 2,688 $ 5,106 $ 7,327 $ 11,580 $ 17,960 Revenue Growth Year 1 Year 2 Year 3 Year 4 Year 5 Meta (Facebook) 88.3% 36.9% 54.9% 58.3% X (formerly Twitter) 276.0% 198.1% 89.3% 133.3% Snap 105.0% 43.9% 44.9% 46.2% Pinterest 62.1% 59.6% 86.7% 14.3% In Aggregate 89.9% 43.5% 58.0% 55.1% Based on first year revenue that was available to match TMTG’s launch timeline. 12

Guideline Public Companies Market Capitalization Market Cap - Beginning on IPO (millions) Year 1 Year 2 Year 3 Year 4 Year 5 Meta $ 1 38,850 $ 2 18,400 $ 293,360 $ 329,390 $ 511,910 X (formerly Twitter) $ 36,270 $ 23,040 $ 16,060 $ 11,650 $ 17,830 Snap $ 17,590 $ 7,260 $ 23,110 $ 74,600 $ 75,700 Pinterest $ 10,620 $ 40,730 $ 23,700 $ 16,460 N/A In Aggregate $ 203,330 $ 2 89,430 $ 3 56,230 $ 432,100 $ 605,440 Market Cap Growth Year 1 Year 2 Year 3 Year 4 Year 5 Meta (Facebook) 57.3% 34.3% 12.3% 55.4% X (formerly Twitter) (36.5%) (30.3%) (27.5%) 53.0% Snap (58.7%) 218.3% 222.8% 1.5% Pinterest 283.5% (41.8%) (30.5%) N/A In Aggregate 42.3% 23.1% 21.3% 40.1% Based on IPO launch date to match TMTG’s launch timeline. 13

Guideline Public Companies Revenue Multiples Revenue Multiples Year 1 Year 2 Year 3 Year 4 Year 5 Meta 17.6 17.5 16.9 12.8 14.0 X (formerly Twitter) 60.5 16.5 7.3 4.7 7.4 Snap 21.5 6.2 13.5 29.8 18.4 Pinterest 7.6 25.5 9.5 5.9 NA In Aggregate 26.8 16.4 11.8 13.3 13.3 Based on first year revenue and market cap data that was available to match TMTG’s launch timeline. 14

Guideline Public Companies Guideline Public Company Method Summary FYE+2 FYE+3 FYE+4 FYE+5 Dec 31, 2024 Dec 31, 2025 Dec 31, 2026 Dec 31, 2027 Marketable Revenue Revenue Revenue Revenue Financial Statistic $ 17,520,000 $ 199,804,000 $ 561,303,275 $ 887,123,156 Selected Multiple 2 .6 x 2 .2 x 2 .0 x 1.8 x Enterprise Value $ 45,636,397 $ 444,666,152 $ 1,098,143,293 $ 1,554,659,622 $ 1,032,489,700 Cash & Equivalents 2 ,435,300 Cash-Adjusted Enterprise Value $ 1,034,925,000 Interest-Bearing Debt (26,754,500) Cash-Adjusted Equity Value $ 1,008,170,500 Weight 0.0% 33.3% 33.3% 33.3% 100.0% TMTG revenue based on internal analysis and growth rates from guideline public companies noted in prior slides. 15

TMTG – Valuation of Truth Social Based on internal assumptions for Truth Social launch after receiving DWAC funding. 16

TMTG – Valuation of Truth+ Based on internal assumptions for Truth+ launch in 2025. 17

TMTG – Overall Valuation Precedent transactions were deemed inapplicable due to inability to capture future growth potential. 18